                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                           Texas Pacific Land Trust
                    --------------------------------------
                                (Name of Issuer)


        Sub-Share Certificates in Certificates of Proprietary Interest
      -------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    882610108
                      ----------------------------------
                                 (CUSIP Number)


                              Michael S. Paquette
                         Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                          Hanover, New Hampshire 03755
                                 (603) 643-1567
                   -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 1, 1996
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 882610108
--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________
--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------
--------------------------------------------------------------------------------

     Number of Sub-Shares                   (7)  Sole Voting Power
     Beneficially Owned                          -----------------
     by Each Reporting
     Person With                            (8)  Shared Voting Power
                                                 -------------------
                                                 183,600

                                            (9)  Sole Dispositive Power
                                                 ----------------------

                                            (10) Shared Dispositive Power
                                                 ------------------------
                                                 183,600
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         183,600
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 6.0%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)         HC, CO
--------------------------------------------------------------------------------

                                    2 of 8

                              CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________
--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------
--------------------------------------------------------------------------------

     Number of Sub-Shares                   (7)  Sole Voting Power
     Beneficially Owned                          -----------------
     by Each Reporting
     Person With                            (8)  Shared Voting Power
                                                 -------------------
                                                 123,600

                                            (9)  Sole Dispositive Power
                                                 ----------------------

                                            (10) Shared Dispositive Power
                                                 ------------------------
                                                 123,600
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          123,600
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 4.0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO

--------------------------------------------------------------------------------

                                    3 of 8

                                 CUSIP NO. 882610108

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                         White Mountains Holdings, Inc.
                                   02-0477315

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member  (a)    _______________________
     of a Group (See Instructions)
                                            (b)    _______________________

--------------------------------------------------------------------------------

(3)  (SEC Use Only)

--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)      N/A

--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------
--------------------------------------------------------------------------------

     Number of Sub-Shares                   (7)  Sole Voting Power
     Beneficially Owned                          -----------------
     by Each Reporting
     Person With                            (8)  Shared Voting Power
                                                 -------------------
                                                 60,000

                                            (9)  Sole Dispositive Power
                                                 ----------------------

                                            (10) Shared Dispositive Power
                                                 ------------------------
                                                 60,000
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                          60,000

--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See Instructions)

--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 2.0%

--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            HC, CO

--------------------------------------------------------------------------------

                                    4 of 8

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 4 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995, AS AMENDED BY AMENDMENT NO. 1 ON SEPTEMBER 8, 1995, AMENDMENT NO. 2 ON OCTOBER 4, 1995 AND AMENDMENT NO. 3 ON FEBRUARY 9, 1996. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         -----------------------

     (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of TPL or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     (a) FAEH owns 123,600 Sub-Shares indirectly through FAE and 60,000 Sub-Shares indirectly through WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:

                               Percentage of
                  Sub-Shares    Sub-Shares
                 Beneficially  Beneficially
    Person          Owned          Owned
---------------  ------------  -------------

  FAEH                183,600           6.0%

  FAE                 123,600           4.0%

  WMH *                60,000           2.0%

  * WMH and certain of its direct and indirect wholly owned subsidiaries.

                                    5 of 8

  (b) FAEH shares voting power and dispositive power with respect to 123,600 Sub-Shares with FAE and 60,000 Sub-Shares with WMH and certain of WMH's direct and indirect wholly owned subsidiaries.

  (c) Schedule II, attached hereto, describes all transactions by FAEH, FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, and to the best knowledge of FAEH, FAE and WMH, any of the persons listed on Schedule I, in Sub-Shares effected during the past 60 days.

                                    6 or 8

                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  March 11, 1996

                         FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                         BY:  /s/
                              -------------------------------------
                         Name:   Michael S. Paquette
                         Title:  Vice President and Controller


                         FUND AMERICAN ENTERPRISES, INC.


                         BY:  /s/
                              --------------------------------------
                         Name:   Terry L. Baxter
                         Title:  President and Secretary



                         WHITE MOUNTAINS HOLDINGS, INC.


                         BY:  /s/
                              --------------------------------------
                         Name:   Michael S. Paquette
                         Title:  Vice President and Controller

                                    7 of 8

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Sub-Share Certificates in Certificates of Proprietary Interest of Texas Pacific Land Trust by the Reporting Persons and by persons listed in Schedule I, within the last 60 days.

Sold by      Date    Number Sold  Unit Price
---------  --------  -----------  ----------

   FAE     02/08/96       11,000     31.4159
   FAE     02/09/96       11,400     30.4057
   FAE     02/12/96        7,800     30.0529
   FAE     02/13/96          600     30.00
   FAE     02/15/96        6,500     30.0519
   FAE     02/16/96          900     30.0139
   FAE     02/20/96        3,000     30.0833
   FAE     02/21/96        3,900     30.0865
   FAE     02/22/96        2,000     30.1875
   FAE     02/23/96          700     30.0714
   FAE     02/26/96        1,000     30.00
   FAE     02/27/96        1,300     30.1923
   FAE     02/28/96          800     30.125
   FAE     02/29/96          300     30.00
   FAE     03/01/96        1,900     30.0658

                                    8 of 8